UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

     INFORMATION TO BE INCLUDED IN STATEMENTS  FILED  PURSUANT TO 13d-1(b),
        (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                             (Amendment No. ______)*

eGain Communications Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

28225C103
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, New York, New York  10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

August 8, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,392,701

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,392,701

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,392,701

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,392,701

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,392,701

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,392,701

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,392,701

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,392,701

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,392,701

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). Name of Issuer:

eGain Communications Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

455 W. Maude Avenue
Sunnyvale, California 94086


Item 2(a). Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott Associates"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors, Inc., a Delaware corporation ("International Advisors") (together, the "Reporting Persons"). Paul E. Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Elliott International. International Advisors is the investment manager for Elliott International. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

ELLIOTT ASSOCIATES

The business address of Elliott Associates is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

SINGER

The business address of Singer is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

CAPITAL ADVISORS

The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

ELLIOTT INTERNATIONAL

The business address of Elliott International is Elliott International, L.P., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

HAMBLEDON

The business address of Hambledon is Hambledon, Inc., c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands, British West Indies.

INTERNATIONAL ADVISORS

The business address of International Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

2(c).      Citizenship:

Elliott Associates is a limited Partnership formed under the laws of Delaware.

Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

International Advisors is a corporation formed under the laws of Delaware.

Item 2(d).  Title of Class of Securities:

Common Stock (the "Common Stock")

Item 2(e).  CUSIP Number: 28225C103

Item 3. If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Elliott Associates beneficially owns a total of 1,392,701 shares of Common Stock.

                   Elliott International and International Advisors together beneficially own a total of 1,392,701 shares of Common Stock.

                   Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 2,785,402 shares of Common Stock.

          (b)      Percent of class:

                   Elliott Associates's beneficial ownership of 1,392,701 shares of Common Stock constitutes 3.7% of all of the outstanding shares of Common Stock.

                   Elliott International and International Advisors' aggregate beneficial ownership of 1,392,701 shares of Common Stock constitutes 3.7% of all of the outstanding shares of Common Stock.

                   Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 2,785,402 shares of Common Stock constitutes 7.2% of all the outstanding shares of Common Stock.

          (c)      Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

                        Elliott Associates has sole power to vote or direct the vote of 1,392,701 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Elliott International and International Advisors together have shared power to vote or direct the vote of 1,392,701 shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                        Elliott Associates has sole power to dispose or direct the disposition of 1,392,701 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                        Elliott International and International Advisors together have shared power to dispose or direct the disposition of 1,392,701 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          See Item 2(a).

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 16, 2001

                           ELLIOTT ASSOCIATES, L.P.
                           By: Elliott Capital Advisors, L.P.,
                                    as General Partner

                                    By: Braxton Associates, Inc.,
                                        as General Partner


                                            By:      /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President

                           ELLIOTT INTERNATIONAL INTERNATIONAL, L.P.
                           By: Elliott International Capital
                               Advisors, Inc., as Investment Manager


                                    By:     /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President

                           ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


                           By:      /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of eGain Communications Corporation dated August 16, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: August 16, 2001


                           ELLIOTT ASSOCIATES, L.P.
                           By: Elliott Capital Advisors, L.P.,
                                    as General Partner

                                    By: Braxton Associates, Inc.,
                                        as General Partner


                                            By:      /s/ Elliot Greenberg
                                                     Elliot Greenberg
                                                     Vice President

                           ELLIOTT INTERNATIONAL INTERNATIONAL, L.P.
                           By: Elliott International Capital
                               Advisors, Inc., as Investment Manager


                                    By:     /s/ Elliot Greenberg
                                            Elliot Greenberg
                                            Vice President

                           ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


                           By:      /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President